Corporate Office 802 SE Plaza Avenue, Suite 200 Bentonville, AR 72712 Phone: (479) 464-9944

June 29, 2009

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:           America’s Car-Mart, Inc.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 3, 2008
Definitive Proxy Statement on Schedule 14A
Filed August 28, 2008
Form 10-Qs for the Quarterly Periods Ended July 31, 2008, October31, 2008 and January 31, 2009
Filed September 9, 2008, December 5, 2008 and March 9, 2009
Form 8-K
Filed June 26, 2008
File No. 000.14939

Dear Mr. Owings:

Please find our response to your comments dated June 4, 2009 related to the above filings.

Form 10-K for Fiscal Year Ended April 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page18

Liquidity and Capital Resources, page 25

1. We note your response to comment one of our April 16, 2009 letter. Please expand your proposed disclosure to address the following:

•
In the third paragraph of your proposed disclosure you state that “the expansion of the customer base due in part to constrictions in consumer credit ... can have an overall effect on the demand for the type of vehicle the Company purchases for sale.” Please expand your disclosure to clarify the effect you anticipate. For example, do you expect a general increase or decrease in demand and to which types of vehicles do you expect this to apply.

Response: We will add, “We expect the availability of consumer credit within the automotive industry to continue to be constricted when compared to recent history. We anticipate that this will continue to result in overall increases in demand for most if not all of the vehicles the Company purchases for sale.”

•
In light of your statements in the third paragraph of your proposed disclosure that you have seen increases in the cost of vehicles and resulting increases in sales prices, and further that your customers have limited incomes and their car payment must remain affordable, please expand your discussion to provide examples of the “significant efforts [you have] devoted to improve your purchasing processes to ensure adequate supply at appropriate prices.”

Response: We will add, “In an effort to ensure an adequate supply of vehicles at appropriate prices, the Company has increased the level of accountability for its purchasing agents including the establishment of sourcing guidelines and pricing guidelines. Additionally, the Company is expanding its efforts to purchase vehicles from individuals at the dealership level as well as via the internet.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9
Economic Profit, page 11

2.           We note your response to comment 18 of our April 16, 2009 letter. Due to the passage of time, the basis upon which you sought confidential treatment for fiscal 2008 performance data is potentially no longer applicable. Please provide on a supplemental basis a detailed explanation supporting your conclusion that the performance information we requested should continue to be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Response: We agree that due to the passage of time, the 2008 performance data could be disclosed. In future filings we will disclose specific performance goals that were previously redacted, but due to the passage of time, would no longer result in competitive harm.

3. We reissue, in part, comment 19 of our April 16, 2009 letter. Please provide us with proposed revised disclosure that addresses why you awarded the amounts of short-term incentive awards for 2008 that are identified in the summary compensation table, including the awards identified in the Bonus column. In this regard, we note your statement that your Compensation Committee has from time to time made discretionary cash awards outside of plans that are included in the Bonus column of your table, but this does not explain why such cash award was provided.

Response: We will expand disclosure in future filings. The following is an example of the language that will be added in the appropriate places in future Proxy Statements, including in the footnotes to the Summary Compensation Table, in the Compensation Discussion & Analysis section, and in the Employment Agreements section, as appropriate.  As per our response to comment two above, we will disclose amounts and related performance results after the passage of time with respect to disclosures regarding our incentive compensation:

“For 2008, the amounts reflected in the Bonus column represent 1) a discretionary bonus paid to Mr. Henderson of $54,000, which was awarded by the Compensation Committee as a partial equalization measure for past service at the time of Mr. Henderson’s promotion to Chief Executive Officer, and 2) cash payments made to Mr. Henderson and Mr. Hight of 32% of the fair market value of shares of restricted stock that vested on April 30, 2008 in accordance with their respective Employment Agreements.  For 2007, the amount reflected in the Bonus column represents a bonus paid to Mr. Williams of $50,000 which was agreed upon at the time of hire.

Amounts reflected in the Non-equity Incentive Plan Compensation column represent the annual cash bonus paid to each named executive officer pursuant to their respective Employment Agreements.

Amounts included in the All Other Compensation column are discretionary amounts paid to the officers to defray the income taxes due upon the vesting of restricted stock. The Compensation Committee decided to pay these amounts to reward the named executive officers for meeting performance goals in a difficult operating environment and to allow the named executive officers the ability to retain their ownership levels in our common stock.”

* * *

Please contact Jeff Williams, Chief Financial Officer, at (479) 418-8021, with any questions.

Sincerely,

Jeff Williams
Chief Financial Officer
America's CAR-MART, Inc.